UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment     )*

Propell Technologies Group, Inc.

(Name of Issuer)

Series C Preferred Stock and Series A-1 Preferred Stock

convertible into shares of Common Stock

(Title of Class of Securities)

74345U 10 2 (1)

(CUSIP Number)

Ervington Investments Limited

Chrysanthou Mylona, 3

Limassol, Cyrpus 3030

Telephone: 357 25857700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s Common Stock.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ervington Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC & OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 11,587,914**
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 11,587,914**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 21.1%***
14.	Type of Reporting Person (See Instructions) CO

**	Consists of 7,624,990 shares of Common Stock, 1,525,424 shares of Series C Preferred Stock and 2,437,500 shares of Series A-1 Preferred Stock. Each share of Series C Preferred Stock is convertible at any time at the option of the Reporting Person into 26.6666 shares of common stock. Each share of Series A-1 Preferred Stock is convertible at any time at the option of the Reporting Person into 10 shares of Common Stock. Each share of Series C Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Each of Series A-1 Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Assuming conversion of the Series C Preferred Stock and Series A-1 Preferred Stock, the Reporting Person would hold 72,677,956 shares of Common Stock.
***	Assumes conversion of all Series A-1 Preferred Stock and Series C Preferred Stock into Common Stock (343,472,465 shares of Common Stock outstanding on an as-converted basis following the investment). The 1,525,424 shares of Series C Preferred Stock held by the Reporting Persons represents 100% of the issued and outstanding shares of Series C Preferred Stock. The 2,437,500 shares of Series A-1 Preferred Stock held by the Reporting Persons represents 69.4% of the issued and outstanding shares of Series A-1 Convertible Preferred Stock. The 7,624,990 shares of Common Stock held by the Reporting Persons represents 2.9% of the issued and outstanding shares of Common Stock.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greenleas International Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC & OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 11,587,914**
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 11,587,914**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 21.1%***
14.	Type of Reporting Person (See Instructions) CO

**	Consists of 7,624,990 shares of Common Stock, 1,525,424 shares of Series C Preferred Stock and 2,437,500 shares of Series A-1 Preferred Stock. Each share of Series C Preferred Stock is convertible at any time at the option of the Reporting Person into 26.6666 shares of common stock. Each share of Series A-1 Preferred Stock is convertible at any time at the option of the Reporting Person into 10 shares of Common Stock. Each share of Series C Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Each of Series A-1 Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Assuming conversion of the Series C Preferred Stock and Series A-1 Preferred Stock, the Reporting Person would hold 72,677,956 shares of Common Stock.
***	Assumes conversion of all such Reporting Person’s Series A-1 Preferred Stock and Series C Preferred Stock into Common Stock (343,472,465 shares of Common Stock outstanding on an as-converted basis following the investment). The 1,525,424 shares of Series C Preferred Stock held by the Reporting Persons represents 100% of the issued and outstanding shares of Series C Preferred Stock. The 2,437,500 shares of Series A-1 Preferred Stock held by the Reporting Persons represents 69.4% of the issued and outstanding shares of Series A-1 Convertible Preferred Stock. The 7,624,990 shares of Common Stock held by the Reporting Persons represents 2.9% of the issued and outstanding shares of Common Stock.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Harmony Trust Settlement
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC & OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 11,587,914**
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 11,587,914**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 21.1%***
14.	Type of Reporting Person (See Instructions) CO

**	Consists of 7,624,990 shares of Common Stock, 1,525,424 shares of Series C Preferred Stock and 2,437,500 shares of Series A-1 Preferred Stock. Each share of Series C Preferred Stock is convertible at any time at the option of the Reporting Person into 26.6666 shares of common stock. Each share of Series A-1 Preferred Stock is convertible at any time at the option of the Reporting Person into 10 shares of Common Stock. Each share of Series C Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Each of Series A-1 Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Assuming conversion of the Series C Preferred Stock and Series A-1 Preferred Stock, the Reporting Person would hold 72,677,956 shares of Common Stock.
***	Assumes conversion of all such Reporting Person’s Series A-1 Preferred Stock and Series C Preferred Stock into Common Stock (343,472,465 shares of Common Stock outstanding on an as-converted basis following the investment). The 1,525,424 shares of Series C Preferred Stock held by the Reporting Persons represents 100% of the issued and outstanding shares of Series C Preferred Stock. The 2,437,500 shares of Series A-1 Preferred Stock held by the Reporting Persons represents 69.4% of the issued and outstanding shares of Series A-1 Convertible Preferred Stock. The 7,624,990 shares of Common Stock held by the Reporting Persons represents 2.9% of the issued and outstanding shares of Common Stock.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Common Stock, Series A-1 Preferred Stock and Series C Preferred Stock of Propell Technologies Group, Inc., a Delaware (the “Issuer”), with its principal executive office at 1701 Commerce Street, Houston, TX 77002. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

(a)      (1) Ervington Investments Limited (“Ervington”)

(2) Greenleas International Holdings Ltd (“Greenleas”)

(3) Harmony Trust Settlement (“Harmony Trust”)

Ervington, Greenleas and Harmony Trust shall be referred to collectively herein as the “Reporting Persons”.

(b)-(c)

(1) Chrysanthou Mylona 3, Limassol Cyprus 3030

(2) Wickhams Cay II, Coastal Building, Road Town Tortola, British Virgin Islands

(3) Chrysanthou Mylona 3, Limassol Cyprus 3030

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the past five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding the Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f)

(1) Cyprus

(2) British Virgin Islands

(3) Cyprus

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons have acquired the shares of the Issuer’s capital stock as set forth in Item 5 below using working capital funds.

Item 4.	Purpose of the Transaction

The shares of the Issuer’s capital stock were acquired in connection with a strategic business relationship between the Issuer and the Reporting Persons. The shares were acquired for investment purposes only and were not intended to, and did not affect any change in the control of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) Amount beneficially owned:

Class of Security	Shares Held	Convertible into Shares of Common Stock
Common Stock	7,624,990	—
Series A-1 Preferred Stock	2,437,500	40,667,972
Series C Preferred Stock	1,525,424	24,375,000

As of February 19, 2015, Ervington directly owns 7,624,990 shares of 1,525,424 shares of Series C Preferred Stock and 2,437,500 shares of Series A-1 Preferred Stock. Ervington is wholly owned by Greenleas, which is wholly owned by Harmony Trust. Each of Ervington, Greenleas and Harmony Trust, through the ownership described herein, may be deemed to beneficially own the shares held by Ervington Investments Limited.

(b) Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 11,587,914 shares

Consists of 7,624,990 shares of Common Stock, 1,525,424 shares of Series C Preferred Stock and 2,437,500 shares of Series A-1 Preferred Stock. Each share of Series C Preferred Stock is convertible at any time at the option of the Reporting Person into 26.6666 shares of common stock. Each share of Series A-1 Preferred Stock is convertible at any time at the option of the Reporting Person into 10 shares of Common Stock. Each share of Series C Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Each of Series A-1 Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Assuming conversion of the Series C Preferred Stock and Series A-1 Preferred Stock, the Reporting Person would hold 72,677,956 shares of Common Stock.

(c) Except as reported herein, none of the Reporting Persons has engaged in any transactions in the common stock of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.	Material to be Filed as Exhibits

Joint Filing Agreement dated as of March 5, 2015.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 5, 2015

Ervington Investments Limited

By:	/s/ Maria Damianou
	Name:	Maria Damianou
	Title:	Director

Greenleas International Holdings Ltd.

By:	/s/ Chrystalla Komodromou Stylla
	Name:	Chrystalla Komodromou Stylla
	Title:	on behalf of Thackeray Investments Limited, Director

Harmony Trust Settlement

By:	/s/ Dimitris Ioannidis
	Name:	Dimitris Ioannidis
	Title:	Director of A. Corp - Trustee Limited, Trustee